UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2021

RMR MORTGAGE TRUST

(Exact name of registrant as specified in its charter)

maryland	001-34383	20-4649929
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

Two Newton Place

255 Washington Street, Suite 300

Newton, MA 02458

(Address of principal executive offices, including zip code)

(617) 332-9530
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares of Beneficial Interest	RMRM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

In this Current Report on Form 8-K, the terms “RMRM,” “we,” “us,” and “our” refer to RMR Mortgage Trust.

Item 8.01.    Other Events.

As previously disclosed, on April 26, 2021, we and Tremont Mortgage Trust, or TRMT, entered into an Agreement and Plan of Merger, or the Merger Agreement, pursuant to which, on the terms and subject to the satisfaction or waiver of the conditions thereof, TRMT has agreed to merge with and into RMRM, with RMRM continuing as the surviving entity in the merger, or the Merger. At the effective time of the Merger, or the Effective Time, each of TRMT’s common shares of beneficial interest, $0.01 par value per share, or the TRMT Common Shares, issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.52, or the Exchange Ratio, of one (1) newly issued common share of beneficial interest, $0.001 par value per share, of RMRM, or the RMRM Common Shares, subject to adjustment as described in the Merger Agreement.

On August 26, 2021, in order to satisfy its distribution requirements as a real estate investment trust and to avoid the payment of entity level income and excise tax, in accordance with the Merger Agreement, the board of trustees of TRMT declared a distribution of $0.17 per TRMT Common Share to the holders of the TRMT Common Shares as of the close of business on September 7, 2021, payable on or about September 29, 2021, and prior to the closing of the Merger, or the TRMT Distribution. Also on August 26, 2021, our Board of Trustees declared a distribution of $0.15 per RMRM Common Share to the holders of the RMRM Common Shares as of the close of business on September 7, 2021, payable on or about September 29, 2021, and prior to the closing of the Merger, or the RMRM Distribution, and, together with the TRMT Distribution, the Distributions. The TRMT Distribution, in part, and the RMRM Distribution are being paid in lieu of our and TRMT’s respective regular quarterly distribution to shareholders for the quarter ending September 30, 2021. We expect to resume our regular schedule of quarterly distributions in February 2022.

In connection with the payment of the Distributions and in accordance with the Merger Agreement, we and TRMT have agreed to adjust the Exchange Ratio from 0.52 of one (1) RMRM Common Share for each issued and outstanding TRMT Common Share, to 0.516 of one (1) RMRM Common Share for each issued and outstanding TRMT Common Share, or the Exchange Ratio Adjustment. We and TRMT have entered into a letter agreement, or the Letter Agreement, dated as of August 26, 2021, pursuant to which, among other things, we have consented to the TRMT Distribution and we and TRMT have agreed to the Exchange Ratio Adjustment. The foregoing description of the Letter Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The Merger is expected to close on or about September 30, 2021, following payment of the Distributions, subject to the satisfaction or waiver of the closing conditions specified in the Merger Agreement.

The Distributions and the Exchange Ratio Adjustment were recommended, as applicable, to each of our and TRMT’s board of trustees by special committees of our and TRMT’s board of trustees, respectively, each comprised solely of our and TRMT’s disinterested, independent trustees, respectively, and were separately approved and adopted by our and TRMT’s independent trustees and by our and TRMT’s board of trustees.

Additional Information about the Merger

In connection with the Merger, RMRM has filed with the Securities and Exchange Commission, or the SEC, a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the Merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

The definitive joint proxy statement/prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain free copies of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Participants in the Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, or TRA, The RMR Group LLC, or RMR LLC, The RMR Group Inc., or RMR Inc., and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from RMRM and TRMT shareholders in respect of the Merger and the other transactions contemplated by the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of RMRM’s and TRMT’s shareholders in connection with the Merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding RMRM’s trustees and executive officers and TRMT’s trustees and executive officers can be found in RMRM’s and TRMT’s respective definitive proxy statement for its 2021 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.

Warning Concerning Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever we use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, we are making forward-looking statements. These forward-looking statements are based upon our present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by our forward-looking statements as a result of various factors. Forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. For example:

•	This Current Report on Form 8-K states that we entered into a Merger Agreement with RMRM and that the Merger is expected to close on or about September 30, 2021. The closing of the Merger is subject to the satisfaction or waiver of conditions, including the receipt of requisite approvals by our and RMRM’s shareholders. We cannot be sure that these conditions will be satisfied or waived. Accordingly, the Merger may not close by September 30, 2021 or at all, or the terms of the Merger may change.

•	This Current Report on Form 8-K states that we have declared a cash distribution of $0.15 per RMRM Common Share and that we expect to resume our regular schedule of quarterly distributions in February 2022. A possible implication of these statements is that RMRM will continuously pay quarterly distributions of $0.15 per share in the future. The RMRM Board of Trustees considers many factors when determining whether to declare distributions, including RMRM’s historical and projected income, distributable earnings, the then current and expected needs and availability of cash to pay RMRM's obligations and fund its investments, distributions which may be required to be paid by RMRM to qualify for taxation as a real estate investment trust and other factors deemed relevant by RMRM's Board of Trustees in its discretion. Accordingly, future distributions may be increased or decreased and there is no assurance as to the rate at which future distributions will be paid, and they could decline in amount or be suspended or discontinued.

The information contained in our filings with the SEC, including under “Risk Factors” in our periodic reports or incorporated therein, identifies other important factors that could cause our actual results to differ materially from those stated in or implied by our forward-looking statements. Our filings with the SEC are available on the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, we do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Item 9.01.    Financial Statements and Exhibits.

(d)	Exhibits

99.1	Letter Agreement, dated as of August 26, 2021, between RMR Mortgage Trust and Tremont Mortgage Trust. (Filed herewith.)
104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RMR MORTGAGE TRUST

By:	/s/ G. Douglas Lanois
Name:	G. Douglas Lanois
Title:	Chief Financial Officer and Treasurer

Date: August 26, 2021

Exhibit 99.1

August 26, 2021

RMR Mortgage Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

Ladies and Gentlemen:

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 26, 2021, by and between RMR Mortgage Trust (“RMRM”) and Tremont Mortgage Trust (“TRMT”). Capitalized terms used in this letter agreement without definition shall have the meanings given therefor in the Merger Agreement.

With reference to and as permitted and required by Sections 6.1(a)(iii), 6.1(a)(xv) and 6.1(a) (last paragraph) of the Merger Agreement, TRMT must declare and pay a distribution to the holders of TRMT Common Shares in the amount of $0.17 per TRMT Common Share (the “TRMT Distribution”) prior to the Merger Effective Time, with such distribution being subject to the consent of RMRM (not to be unreasonably conditioned, withheld or delayed).

The purpose of this letter agreement is to confirm the following:

1.	That RMRM consents to the declaration and payment by TRMT of the TRMT Distribution to be paid prior to the Merger Effective Time, subject to the condition that, with reference to and as permitted by Section 6.2(a)(iii) of the Merger Agreement, RMRM will declare and pay (contemporaneously with the declaration and payment of the TRMT Distribution and prior to the Merger Effective Time) a distribution to the holders of RMRM Common Shares in the amount of $0.15 per RMRM Common Share (the “RMRM Distribution” and, together with the TRMT Distribution, the “Distributions”); provided, further that the parties acknowledge and agree that the TRMT Distribution, in part, and the RMRM distribution shall be in lieu of the regular quarterly cash distribution to be paid by TRMT and RMRM, respectively, with respect to the third quarter of calendar year 2021 and no such quarterly distribution for the third quarter shall be required by either TRMT or RMRM.

2.	That, in connection with the Distributions and with reference to and as required by Sections 3.1 and 3.5 of the Merger Agreement, the Exchange Ratio is hereby adjusted to 0.516 of one (1) RMRM Common Share for each TRMT Common Share.

3.	That, notwithstanding Section 2.2 of the Merger Agreement and subject to receipt of the RMRM Shareholder Approval and the TRMT Shareholder Approval and the satisfaction or waiver of each of the other conditions to Closing set forth in Article 8 of the Merger Agreement, the Closing Date is hereby scheduled for September 30, 2021.

TRMT and RMRM each acknowledges and agrees, by signing this letter agreement, that the Merger Agreement is in full force and effect and each party has complied with its obligations thereunder with respect to the matters referenced herein. Except as expressly provided herein, this letter agreement shall not amend, modify, alter or waive in any respect any other agreements, rights or obligations of TRMT or RMRM under or in respect of the Merger Agreement.

Sincerely,

TREMONT MORTGAGE TRUST

By:	/s/ G. Douglas Lanois
G. Douglas Lanois
Chief Financial Officer and Treasurer

Accepted and agreed to as of the date set forth above:

RMR MORTGAGE TRUST

By:	/s/ Thomas J. Lorenzini
Thomas J. Lorenzini
President